SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2024 SECOND QUARTER RESULTS[1]

“Commercial momentum and operational leverage drove double-digit Normalized EBITDA growth with margin expansion once again.” – Jean Jereissati, CEO

Total Volume (organic)	Net Revenue (organic)
+0.4% vs LY	+4.8% vs LY

Consolidated volumes were slightly positive (+0.4%), led by Brazil (+4.1%, with +7.7% in NAB and +2.9% in Beer) and Central America and the Caribbean (“CAC”) (+3.4%), while volumes performances in Latin America South (“LAS”) (-13.7%) and Canada (-6.9%) continued to be impacted by soft industries

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 4.5%. Net revenue grew in most of our reported business units: Brazil NAB +15.0%, CAC +8.4%, Brazil Beer +6.9% and LAS[2] +0.5%, while in Canada it was down 5.7% impacted by volume decline.

Normalized EBITDA (organic)	Normalized Profit
+15.9% vs LY	R$ 2,459.1 million

Normalized EBITDA growth was driven by Brazil (+23.5%, with NAB +40.1% and Beer +20.8%), CAC (+17.9%) and LAS (+7.6%), and partially offset by Canada (-2.2%). Gross margin expanded 200bps, while Normalized EBITDA margin expanded 300 bps.

Normalized Profit declined by 8.3% compared to R$ 2,681.0 million in 2Q23 mostly due to lower income tax deductibility in Brazil more than offsetting Normalized EBITDA growth and better net finance results.

Cash flow from operating activities	Sustainability
R$ 3,358.1 million

Cash flow from operating activities declined by 1.7% compared to R$ 3,415.7 million in 2Q23, as higher EBITDA and lower net finance expenses were offset primarily by working capital in Brazil and Argentina, as well as by cash taxes in Brazil.

Within our efforts in partnership with our ecosystem to reduce scope 3 emissions, we mapped with suppliers responsible for over 30% of scope 3 emissions a potential reduction of more than 100 thousand tons of CO2, representing a reduction of approximately 4% of our scope 3 emissions in Brazil going forward.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended June 30, 2024, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15). For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available at page 15.

ambev.com.br	Press Release – August 1st, 2024

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MANAGEMENT COMMENTS

Brazil and CAC performances drove consolidated double-digit bottom line growth and margin expansion again in 2Q24

This quarter illustrates well how the consistent implementation of our strategy has been driving solid results:

•	Volumes remained resilient in most of our business units, especially in Brazil Beer and Brazil NAB.
•	The combination of top line growth, commodities prices tailwinds and disciplined cost and expenses management led to double-digit Normalized EBITDA growth (with Argentina organic results capped) once again.
•	We kept operational leverage, with both gross and Normalized EBITDA margins expanding in organic and nominal terms.
•	As a result, we reached the tenth consecutive quarter of double-digit bottom line growth and the seventh consecutive quarter of gross and Normalized EBITDA margins expansion.

Commercial performance continued to be driven by Brazil and CAC. In Brazil, the consistent execution of our strategy supported brands’ momentum and delivered record volumes for a second quarter in both Beer and NAB. In Beer, the continuous investments behind our brands translated into record health indicators for our focus brands and continued premiumization. Premium/super premium and core plus brands grew double-digit volumes, while the core segment remained resilient with low single digit growth, and the value segment declined, now representing less than 2% of our total volumes. In NAB, health and wellness and energy brands led positive volumes performance once more, now representing nearly 25% of our non-alcoholic beverages.

On the international operations side, CAC’s commercial performance continued to be led by the Dominican Republic, where we delivered volume growth across all beer segments. In Argentina and Canada volume performance was impacted by a soft industry.

Normalized Profit decreased by 8.3%, as Normalized EBITDA growth and improved net finance results were more than offset by increased income tax expenses in Brazil.

In HY24, top line grew by 4.7% (volumes +0.3% and NR/hl +4.4%), and bottom line increased by 14.0%, with gross and Normalized EBITDA margin expansion. Normalized Profit declined by 3.7%.

Financial highlights - Ambev consolidated
R$ million	2Q23	2Q24	% As Reported	% Organic	HY23	HY24	% As Reported	% Organic
Volume ('000 hl)	41,302.1	41,454.0	0.4%	0.4%	86,223.3	86,442.3	0.3%	0.3%
Net revenue	18,898.1	20,044.2	6.1%	4.8%	39,429.9	40,320.5	2.3%	4.7%
Gross profit	9,262.5	9,984.2	7.8%	9.1%	19,662.6	20,201.5	2.7%	7.8%
% Gross margin	49.0%	49.8%	80 bps	200 bps	49.9%	50.1%	20 bps	150 bps
Normalized EBITDA	5,275.2	5,811.0	10.2%	15.9%	11,719.6	12,345.8	5.3%	14.0%
% Normalized EBITDA margin	27.9%	29.0%	110 bps	300 bps	29.7%	30.6%	90 bps	270 bps

Profit	2,597.8	2,451.9	-5.6%		6,417.0	6,256.1	-2.5%
Normalized profit	2,681.0	2,459.1	-8.3%		6,520.7	6,276.3	-3.7%
EPS (R$/shares)	0.16	0.15	-4.2%		0.40	0.39	-1.7%
Normalized EPS (R$/shares)	0.16	0.15	-7.0%		0.40	0.39	-3.0%

As we move into the second half of the year, we remain focused on what we can control, working to sustain our commercial momentum in Brazil and CAC and continue to deliver gross and Normalized EBITDA margins expansion. We continue to expect our Cash COGS per hectoliter in Brazil Beer (excluding non-Ambev marketplace products) to decrease between 0.5-3.0% in the year.

ambev.com.br	Press Release – August 1st, 2024

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Ambev as a platform

To deliver on our strategy, our focus remained on executing and investing in each of the six pillars of our platform framework:

Sustainability

This quarter, we continued to support our ecosystem affected by the floods in the State of Rio Grande do Sul. We distributed over 5 million liters of water considering water for consumption produced in partnership with Ball Corporation at Viamão brewery and water donations to hospitals in the greater Porto Alegre through tank trucks. We also raised over R$ 16 million to support local point of sales, helping them with infrastructure and commercial initiatives, while we offered for our people the support needed to rebuild their homes and stay safe.

Within our journey to mitigate scope 3 carbon emissions, we identified that more than 75% of our main suppliers in Brazil, which together are responsible for over 30% of scope 3 emissions, already operate with some level of electricity from renewable sources. We also mapped with such suppliers a potential reduction of more than 100 thousand tons of CO2, representing a reduction of approximately 4% of our scope 3 emissions in Brazil going forward.

ambev.com.br	Press Release – August 1st, 2024

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KEY MARKETS PERFORMANCES

Brazil Beer: mid-single digit top line and double-digit bottom line growth, with margin expansion

•	Operating performance: volumes grew by 2.9%, led by our premium and super premium brands. Top line rose by 6.9%, with NR/hl up 3.9% (in line with inflation, while average prices to consumer grew above inflation), driven mostly by the disciplined execution of our revenue management strategy, starting to offset the impact of increased ICMS (VAT) taxable base in several States from 1Q24. Cash COGS/hl excluding the sale of non-Ambev marketplace products declined by 3.0% mainly due to commodities prices tailwinds. Normalized EBITDA grew by 20.8% with Normalized EBITDA margin expanding 350 bps to 30.3%.

In HY24, net revenue grew by 5.7% (volumes +3.2% and NR/hl +2.3%), and Normalized EBITDA increased by 16.8%, with gross margin expansion of 230 bps, and Normalized EBITDA margin expansion of 300 bps.

•	Commercial highlights: our premium and super premium brands continued to outperform, growing volumes in the low teens, driven by Corona, Spaten and Original. In the core plus segment, the performance of Budweiser family led to high-teens volumes growth, while core brands remained resilient, delivering a low-single digit increase driven by Brahma and Antarctica. As for our digital initiatives, BEES Marketplace continued to improve, with GMV growing sequentially and by 32% on a year-over-year basis. Zé Delivery kept expanding coverage, generating over 16 million orders (+13% vs. 2Q23).
Brazil Beer[3]
R$ million	2Q23	Scope	Currency Translation	Organic Growth	2Q24	% As Reported	% Organic
Volume ('000 hl)	21,386.8	-		616.8	22,003.7	2.9%	2.9%
Net revenue	8,710.7	-	-	600.8	9,311.4	6.9%	6.9%
Net revenue/hl (R$)	407.3	-	-	15.9	423.2	3.9%	3.9%
COGS	(4,541.4)	-	-	(73.8)	(4,615.2)	1.6%	1.6%
COGS/hl (R$)	(212.3)	-	-	2.6	(209.7)	-1.2%	-1.2%
COGS excl. deprec. & amort.	(4,044.8)	-	-	(63.1)	(4,108.0)	1.6%	1.6%
COGS/hl excl. deprec. & amort. (R$)	(189.1)	-	-	2.4	(186.7)	-1.3%	-1.3%
Gross profit	4,169.3	-	-	527.0	4,696.3	12.6%	12.6%
% Gross margin	47.9%				50.4%	250 bps	250 bps
SG&A excl. deprec. & amort.	(2,618.0)	-	-	(190.9)	(2,808.9)	7.3%	7.3%
SG&A deprec. & amort.	(435.5)	-	-	(25.5)	(461.0)	5.9%	5.9%
SG&A total	(3,053.5)	-	-	(216.4)	(3,269.9)	7.1%	7.1%
Other operating income/(expenses)	254.7	35.5	-	132.2	422.4	65.8%	51.9%
Normalized Operating Profit	1,370.5	35.5	-	442.7	1,848.8	34.9%	32.3%
% Normalized Operating margin	15.7%	0.0%	0.0%	0.0%	19.9%	420 bps	380 bps
Normalized EBITDA	2,302.6	35.5	-	478.9	2,817.0	22.3%	20.8%
% Normalized EBITDA margin	26.4%				30.3%	390 bps	350 bps

Brazil Beer
R$ million	HY23	Scope	Currency Translation	Organic Growth	HY24	% As Reported	% Organic
Volume ('000 hl)	43,578.2	-		1,412.8	44,991.0	3.2%	3.2%
Net revenue	17,980.8	-	-	1,018.1	18,998.9	5.7%	5.7%
Net revenue/hl (R$)	412.6	-	-	9.7	422.3	2.3%	2.3%
COGS	(9,332.9)	-	-	(94.8)	(9,427.6)	1.0%	1.0%
COGS/hl (R$)	(214.2)	-	-	4.6	(209.5)	-2.2%	-2.2%
COGS excl. deprec. & amort.	(8,393.3)	-	-	(67.3)	(8,460.6)	0.8%	0.8%
COGS/hl excl. deprec. & amort. (R$)	(192.6)	-	-	4.6	(188.1)	-2.4%	-2.4%
Gross profit	8,647.9	-	-	923.3	9,571.3	10.7%	10.7%
% Gross margin	48.1%				50.4%	230 bps	230 bps
SG&A excl. deprec. & amort.	(5,044.3)	-	-	(319.2)	(5,363.5)	6.3%	6.3%
SG&A deprec. & amort.	(807.7)	-	-	(98.8)	(906.5)	12.2%	12.2%
SG&A total	(5,852.1)	-	-	(417.9)	(6,270.0)	7.1%	7.1%
Other operating income/(expenses)	603.5	60.2	-	233.7	897.5	48.7%	38.7%
Normalized Operating Profit	3,399.4	60.2	-	739.1	4,198.8	23.5%	21.7%
% Normalized Operating margin	18.9%	0.0%	0.0%	0.0%	22.1%	320 bps	290 bps
Normalized EBITDA	5,146.7	60.2	-	865.3	6,072.3	18.0%	16.8%
% Normalized EBITDA margin	28.6%				32.0%	340 bps	300 bps

[3] In 2Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 407.8 (3.1% organic growth) and R$ (172.8) (3.0% organic decline), respectively. In HY24 net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 409.0 (2.0% organic growth) and R$ (176.2) (3.3% organic decline), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – August 1st, 2024

Page | 5

Brazil NAB: double-digit top line and bottom-line growth, with margin expansion

•	Operating performance: positive volume performance (+7.7%) led by health and wellness brands coupled with NR/hl growth (+6.8%) drove a top line increase of 15.0%. Cash COGS/hl increased by 1.2%, due to sugar prices headwinds, partially offset by package and no-sugar mix, while Cash SG&A declined by 3.5%. As a result, normalized EBITDA was up 40.1% with Normalized EBITDA margin expanding 500 bps.

In HY24, net revenue increased by 14.5% (volumes +7.1% and NR/hl +6.9%), and Normalized EBITDA rose by 27.5%, with gross margin expansion of 110 bps, and Normalized EBITDA margin expansion of 280 bps.

•	Commercial highlights: health & wellness and energy brands continued to lead positive volume performance, primarily driven by no-sugar carbonated soft drinks, Gatorade and Red Bull. Guaraná Antarctica family increased volumes by high-single digit, while Guaraná Antarctica Zero delivered volume growth of more than 40%.
Brazil NAB[4]
R$ million	2Q23	Scope	Currency Translation	Organic Growth	2Q24	% As Reported	% Organic
Volume ('000 hl)	7,380.5	-		567.1	7,947.7	7.7%	7.7%
Net revenue	1,655.4	-	-	248.7	1,904.1	15.0%	15.0%
Net revenue/hl (R$)	224.3	-	-	15.3	239.6	6.8%	6.8%
COGS	(936.9)	-	-	(102.2)	(1,039.1)	10.9%	10.9%
COGS/hl (R$)	(126.9)	-	-	(3.8)	(130.7)	3.0%	3.0%
COGS excl. deprec. & amort.	(918.9)	-	-	(82.3)	(1,001.2)	9.0%	9.0%
COGS/hl excl. deprec. & amort. (R$)	(124.5)	-	-	(1.5)	(126.0)	1.2%	1.2%
Gross profit	718.5	-	-	146.5	864.9	20.4%	20.4%
% Gross margin	43.4%				45.4%	200 bps	200 bps
SG&A excl. deprec. & amort.	(481.0)	-	-	16.9	(464.0)	-3.5%	-3.5%
SG&A deprec. & amort.	(71.9)	-	-	10.4	(61.5)	-14.4%	-14.4%
SG&A total	(552.8)	-	-	27.3	(525.5)	-4.9%	-4.9%
Other operating income/(expenses)	121.0	6.3	-	(32.5)	94.7	-21.7%	-26.9%
Normalized Operating Profit	286.6	6.3	-	141.3	434.1	51.5%	49.3%
% Normalized Operating margin	17.3%	0.0%	0.0%	0.0%	22.8%	550 bps	520 bps
Normalized EBITDA	376.5	6.3	-	150.8	533.6	41.7%	40.1%
% Normalized EBITDA margin	22.7%				28.0%	530 bps	500 bps

Brazil NAB
R$ million	HY23	Scope	Currency Translation	Organic Growth	HY24	% As Reported	% Organic
Volume ('000 hl)	15,505.6	-		1,095.8	16,601.3	7.1%	7.1%
Net revenue	3,431.9	-	-	496.6	3,928.5	14.5%	14.5%
Net revenue/hl (R$)	221.3	-	-	15.3	236.6	6.9%	6.9%
COGS	(1,937.7)	-	-	(238.8)	(2,176.6)	12.3%	12.3%
COGS/hl (R$)	(125.0)	-	-	(6.1)	(131.1)	4.9%	4.9%
COGS excl. deprec. & amort.	(1,859.5)	-	-	(224.8)	(2,084.3)	12.1%	12.1%
COGS/hl excl. deprec. & amort. (R$)	(119.9)	-	-	(5.6)	(125.5)	4.7%	4.7%
Gross profit	1,494.2	-	-	257.7	1,752.0	17.2%	17.2%
% Gross margin	43.5%				44.6%	110 bps	110 bps
SG&A excl. deprec. & amort.	(927.5)	-	-	(13.3)	(940.8)	1.4%	1.4%
SG&A deprec. & amort.	(136.5)	-	-	7.9	(128.5)	-5.8%	-5.8%
SG&A total	(1,064.0)	-	-	(5.4)	(1,069.4)	0.5%	0.5%
Other operating income/(expenses)	218.8	10.6	-	(21.3)	208.2	-4.9%	-9.7%
Normalized Operating Profit	649.1	10.6	-	231.0	890.8	37.2%	35.6%
% Normalized Operating margin	18.9%	0.0%	0.0%	0.0%	22.7%	380 bps	350 bps
Normalized EBITDA	863.8	10.6	-	237.2	1,111.6	28.7%	27.5%
% Normalized EBITDA margin	25.2%				28.3%	310 bps	280 bps

[4] The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – August 1st, 2024

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BRAZIL

Brazil[5]
R$ million	2Q23	Scope	Currency Translation	Organic Growth	2Q24	% As Reported	% Organic
Volume ('000 hl)	28,767.3	-		1,184.0	29,951.3	4.1%	4.1%
Net revenue	10,366.0	-	-	849.5	11,215.5	8.2%	8.2%
Net revenue/hl (R$)	360.3	-	-	14.1	374.5	3.9%	3.9%
COGS	(5,478.3)	-	-	(176.0)	(5,654.3)	3.2%	3.2%
COGS/hl (R$)	(190.4)	-	-	1.7	(188.8)	-0.9%	-0.9%
COGS excl. deprec. & amort.	(4,963.8)	-	-	(145.4)	(5,109.1)	2.9%	2.9%
COGS/hl excl. deprec. & amort. (R$)	(172.5)	-	-	2.0	(170.6)	-1.1%	-1.1%
Gross profit	4,887.7	-	-	673.5	5,561.2	13.8%	13.8%
% Gross margin	47.2%				49.6%	240 bps	240 bps
SG&A excl. deprec. & amort.	(3,098.9)	-	-	(174.0)	(3,272.9)	5.6%	5.6%
SG&A deprec. & amort.	(507.4)	-	-	(15.1)	(522.5)	3.0%	3.0%
SG&A total	(3,606.3)	-	-	(189.1)	(3,795.4)	5.2%	5.2%
Other operating income/(expenses)	375.7	41.8	-	99.6	517.1	37.6%	26.5%
Normalized Operating Profit	1,657.1	41.8	-	584.0	2,282.9	37.8%	35.2%
% Normalized Operating margin	16.0%	0.0%		0.0%	20.4%	440 bps	400 bps
Normalized EBITDA	2,679.1	41.8	-	629.8	3,350.6	25.1%	23.5%
% Normalized EBITDA margin	25.8%				29.9%	410 bps	370 bps

Brazil
R$ million	HY23	Scope	Currency Translation	Organic Growth	HY24	% As Reported	% Organic
Volume ('000 hl)	59,083.7	-	-	2,508.6	61,592.3	4.2%	4.2%
Net revenue	21,412.7	-	-	1,514.7	22,927.4	7.1%	7.1%
Net revenue/hl (R$)	362.4	-	-	9.8	372.2	2.7%	2.7%
COGS	(11,270.6)	-	-	(333.6)	(11,604.2)	3.0%	3.0%
COGS/hl (R$)	(190.8)	-	-	2.4	(188.4)	-1.2%	-1.2%
COGS excl. deprec. & amort.	(10,252.7)	-	-	(292.1)	(10,544.9)	2.8%	2.8%
COGS/hl excl. deprec. & amort. (R$)	(173.5)	-	-	2.3	(171.2)	-1.3%	-1.3%
Gross profit	10,142.2	-	-	1,181.1	11,323.2	11.6%	11.6%
% Gross margin	47.4%				49.4%	200 bps	200 bps
SG&A excl. deprec. & amort.	(5,971.8)	-	-	(332.5)	(6,304.3)	5.6%	5.6%
SG&A deprec. & amort.	(944.2)	-	-	(90.8)	(1,035.0)	9.6%	9.6%
SG&A total	(6,916.0)	-	-	(423.3)	(7,339.3)	6.1%	6.1%
Other operating income/(expenses)	822.3	70.9	-	212.4	1,105.6	34.4%	25.8%
Normalized Operating Profit	4,048.5	70.9	-	970.2	5,089.5	25.7%	24.0%
% Normalized Operating margin	18.9%		0.0%	0.0%	22.2%	330 bps	300 bps
Normalized EBITDA	6,010.5	70.9	-	1,102.5	7,183.9	19.5%	18.3%
% Normalized EBITDA margin	28.1%				31.3%	320 bps	290 bps

[5] In 2Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 363.2 (3.3% organic growth) and R$ (160.4) (2.4% organic decline), respectively. In HY24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 362.5 (2.5% organic growth) and R$ (162.5) (2.0% organic decline), respectively. The scope change in Brazil refers to tax credits and related effects.

ambev.com.br	Press Release – August 1st, 2024

Page | 7

Central America and the Caribbean (CAC): high single-digit top line and double-digit bottom line growth, with margin expansion

•	Operating performance: volume growth (+3.4%) continued to be led by commercial performance in the Dominican Republic. Top line increased by 8.4%, with NR/hl up 4.8%, driven by revenue management initiatives and positive brand and package mix. Cash COGS/hl declined 4.0% thanks mostly to commodities tailwinds, while greater distribution expenses (mainly explained by diesel prices and overall inflation) led to an increased Cash SG&A.

In HY24, net revenue grew by 8.3% (volumes +4.4% and NR/hl +3.7%), and Normalized EBITDA was up 19.1%, with gross margin expansion of 300 bps, and Normalized EBITDA margin expansion of 370 bps.

•	Commercial highlights: in the Dominican Republic, Presidente family improved volumes in the low teens. Core plus brands grew in the thirties, led by Modelo, while premium segment increased volumes by high-single digit, driven by Corona family.
CAC[6]
R$ million	2Q23	Scope	Currency Translation	Organic Growth	2Q24	% As Reported	% Organic
Volume ('000 hl)	2,957.6	-		100.0	3,057.6	3.4%	3.4%
Net revenue	2,473.5	-	(100.6)	207.1	2,580.0	4.3%	8.4%
Net revenue/hl (R$)	836.3	-	(32.9)	40.4	843.8	0.9%	4.8%
COGS	(1,252.8)	-	36.6	(0.3)	(1,216.6)	-2.9%	0.0%
COGS/hl (R$)	(423.6)	-	12.0	13.8	(397.9)	-6.1%	-3.2%
COGS excl. deprec. & amort.	(1,122.9)	-	29.7	8.0	(1,085.2)	-3.4%	-0.7%
COGS/hl excl. deprec. & amort. (R$)	(379.7)	-	9.7	15.0	(354.9)	-6.5%	-4.0%
Gross profit	1,220.7	-	(64.1)	206.7	1,363.4	11.7%	16.9%
% Gross margin	49.4%				52.8%	340 bps	390 bps
SG&A excl. deprec. & amort.	(423.7)	-	16.0	(57.7)	(465.5)	9.9%	13.6%
SG&A deprec. & amort.	(111.9)	-	3.1	39.9	(68.8)	-38.5%	-35.7%
SG&A total	(535.6)	-	19.1	(17.8)	(534.3)	-0.2%	3.3%
Other operating income/(expenses)	(6.8)	-	0.4	7.1	0.8	-111.9%	-105.5%
Normalized Operating Profit	678.4	-	(44.6)	196.1	829.9	22.3%	28.9%
% Normalized Operating margin	27.4%	0.0%	44.3%	94.7%	32.2%	480 bps	520 bps
Normalized EBITDA	920.2	-	(54.5)	164.4	1,030.1	11.9%	17.9%
% Normalized EBITDA margin	37.2%				39.9%	270 bps	330 bps

CAC	HY23	Scope	Currency Translation	Organic Growth	HY24	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,696.5	-		252.9	5,949.4	4.4%	4.4%
Net revenue	4,779.1	-	(283.3)	398.9	4,894.7	2.4%	8.3%
Net revenue/hl (R$)	839.0	-	(47.6)	31.4	822.7	-1.9%	3.7%
COGS	(2,376.8)	-	113.6	(41.1)	(2,304.3)	-3.1%	1.7%
COGS/hl (R$)	(417.2)	-	19.1	10.8	(387.3)	-7.2%	-2.6%
COGS excl. deprec. & amort.	(2,145.9)	-	96.0	(1.6)	(2,051.5)	-4.4%	0.1%
COGS/hl excl. deprec. & amort. (R$)	(376.7)		16.1	15.8	(344.8)	-8.5%	-4.2%
Gross profit	2,402.3	-	(169.7)	357.7	2,590.4	7.8%	14.9%
% Gross margin	50.3%				52.9%	260 bps	300 bps
SG&A excl. deprec. & amort.	(867.0)	-	48.2	(60.9)	(879.7)	1.5%	7.0%
SG&A deprec. & amort.	(170.6)	-	7.0	45.2	(118.4)	-30.6%	-26.5%
SG&A total	(1,037.6)	-	55.2	(15.7)	(998.1)	-3.8%	1.5%
Other operating income/(expenses)	4.5	-		1.7	6.2	38.4%	37.8%
Normalized Operating Profit	1,369.2		(114.4)	343.7	1,598.5	16.7%	25.1%
% Normalized Operating margin	28.6%		0.0%	0.0%	32.7%	410 bps	450 bps
Normalized EBITDA	1,770.6	-	(139.1)	338.1	1,969.6	11.2%	19.1%
% Normalized EBITDA margin	37.0%				40.2%	320 bps	370 bps

[6] In 2Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 804.4 (3.7% organic growth) and R$ (319.9) (6.5% organic decline), respectively. In HY24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 781.3 (2.3% organic growth) and R$ (308.5) (7.3% organic decline), respectively.

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Latin America South (LAS): high single-digit bottom line growth, amid a tough macroeconomic scenario in Argentina

•	Operating performance: volumes declined by 13.7% mostly due to the pressures on overall consumer demand in Argentina (where volumes declined by over 21%), despite positive performances in Bolivia and Paraguay. As a result, net revenue was up 0.5%, in spite of NR/hl 16.4% growth primarily driven by revenue management initiatives. Cash COGS/hl and Cash SG&A continued to be mostly impacted by inflation.

In HY24, net revenue grew by 2.3% (volumes -13.1% and NR/hl +17.8%), and Normalized EBITDA rose by 8.1%, with gross margin expansion of 80 bps, and Normalized EBITDA margin expansion of 180 bps.

•	Commercial highlights: in Argentina, we gained market share according to our estimates. In Paraguay, volumes grew by low-single digit led by the performance of our premium brands, with a highlight to Bud 66 and Corona. In Bolivia, volume performance was also positive, growing low single digit with Paceña increasing volumes. In Chile, despite total volumes mostly impacted by a soft industry, our core plus brands outperformed, growing in the high teens led by Budweiser and Quilmes.
LAS[7]
R$ million	2Q23	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q24	% As Reported	% Organic
Volume ('000 hl)	6,969.8	-		-	(952.4)	6,017.4	-13.7%	-13.7%
Net revenue	3,266.0	2,743.6	(1,701.6)	(716.6)	17.3	3,608.7	10.5%	0.5%
Net revenue/hl (R$)	468.6	393.6	(282.8)	(56.8)	77.0	599.7	28.0%	16.4%
COGS	(1,715.9)	(2,205.6)	1,459.5	361.7	13.4	(2,086.9)	21.6%	-0.8%
COGS/hl (R$)	(246.2)	(316.5)	242.6	10.0	(36.7)	(346.8)	40.9%	14.9%
COGS excl. deprec. & amort.	(1,510.1)	(2,081.5)	1,343.1	317.9	47.0	(1,883.7)	24.7%	-3.1%
COGS/hl excl. deprec. & amort. (R$)	(216.7)	(298.6)	223.2	5.6	(26.5)	(313.0)	44.5%	12.2%
Gross profit	1,550.1	538.0	(242.1)	(355.0)	30.7	1,521.7	-1.8%	2.0%
% Gross margin	47.5%					42.2%	-530 bps	60 bps
SG&A excl. deprec. & amort.	(939.4)	(1,179.6)	842.4	175.2	(10.3)	(1,111.7)	18.3%	1.1%
SG&A deprec. & amort.	(100.4)	(126.2)	108.7	16.0	(14.1)	(115.9)	15.4%	14.0%
SG&A total	(1,039.8)	(1,305.8)	951.1	191.3	(24.3)	(1,227.5)	18.1%	2.3%
Other operating income/(expenses)	21.4	(15.9)	(19.5)	5.4	9.6	0.9	-95.7%	44.6%
Normalized Operating Profit	531.7	(783.7)	689.6	(158.3)	15.9	295.1	-44.5%	3.0%
% Normalized Operating margin	16.3%	0.0%	0.0%	0.0%	0.0%	8.2%	-810 bps	40 bps
Normalized EBITDA	837.9	(533.5)	464.4	(218.2)	63.6	614.2	-26.7%	7.6%
% Normalized EBITDA margin	25.7%					17.0%	-870 bps	180 bps

LAS	HY23	Scope	Currency Translation		Organic Growth	HY24	% As Reported	% Organic
R$ million				IAS 29 3M Impact
Volume ('000 hl)	16,939.2	-		-	(2,216.4)	14,722.8	-13.1%	-13.1%
Net revenue	8,398.0	10,089.5	(9,957.5)	(716.6)	197.1	8,010.6	-4.6%	2.3%
Net revenue/hl (R$)	495.8	595.6	(676.3)	41.0	88.0	544.1	9.7%	17.8%
COGS	(4,048.8)	(6,139.0)	5,572.3	361.7	(24.0)	(4,277.8)	5.7%	0.6%
COGS/hl (R$)	(239.0)	(362.4)	378.5	(30.0)	(37.6)	(290.6)	21.6%	15.7%
COGS excl. deprec. & amort.	(3,640.0)	(5,568.2)	4,981.1	317.9	53.4	(3,855.9)	5.9%	-1.5%
COGS/hl excl. deprec. & amort. (R$)	(214.9)	(328.7)	338.3	(27.9)	(28.7)	(261.9)	21.9%	13.4%
Gross profit	4,349.2	3,950.6	(4,385.1)	(355.0)	173.2	3,732.8	-14.2%	4.0%
% Gross margin	51.8%					46.6%	-520 bps	80 bps
SG&A excl. deprec. & amort.	(2,088.2)	(3,010.0)	2,827.3	175.2	(48.5)	(2,144.1)	2.7%	2.3%
SG&A deprec. & amort.	(198.0)	(282.5)	287.6	16.0	(30.3)	(207.3)	4.7%	15.3%
SG&A total	(2,286.2)	(3,292.5)	3,114.9	191.3	(78.9)	(2,351.4)	2.9%	3.4%
Other operating income/(expenses)	38.0	(90.4)	23.0	5.4	16.5	(7.6)	-120.0%	43.6%
Normalized Operating Profit	2,100.9	567.6	(1,247.2)	(158.3)	110.8	1,373.8	-34.6%	5.3%
% Normalized Operating margin	25.0%	0.0%	0.0%	0.0%	0.0%	17.2%	-780 bps	70 bps
Normalized EBITDA	2,707.8	1,420.9	(2,126.0)	(218.2)	218.5	2,003.0	-26.0%	8.1%
% Normalized EBITDA margin	32.2%					25.0%	-720 bps	180 bps

[7] In 2Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 589.7 (16.4% organic growth) and R$ (303.1) (12.0% organic growth), respectively. In HY24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 535.2 (17.7% organic growth) and R$ (253.9) (13.2% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

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Canada: volume decline driving top and bottom line performances

•	Operating performance: despite NR/hl growth (+1.3%) driven by revenue management initiatives and positive brand mix, top line was down 5.7% impacted by volumes decrease (-6.9%) amid soft beer and beyond beer industries. Normalized EBITDA declined by 2.2%, as top line performance was partially offset by Cash COGS and Cash SG&A efficiencies.

In HY24, net revenue decreased by 5.7% (volumes -7.2% and NR/hl +1.6%), and Normalized EBITDA declined by 1.7%, with gross margin contraction of 30 bps, and Normalized EBITDA margin expansion of 110 bps.

•	Commercial highlights: we continued to execute on our premiumization strategy, with our core plus beer brands growing volumes by low-single digit, led by Michelob Ultra. As for our digital initiatives, BEES Marketplace continued to develop, reaching over 54% of BEES customers.
Canada[8]
R$ million	2Q23	Scope	Currency Translation	Organic Growth	2Q24	% As Reported	% Organic
Volume ('000 hl)	2,607.4	-		(179.7)	2,427.7	-6.9%	-6.9%
Net revenue	2,792.5	-	6.9	(159.4)	2,640.1	-5.5%	-5.7%
Net revenue/hl (R$)	1,071.0	-	2.8	13.6	1,087.5	1.5%	1.3%
COGS	(1,188.6)	-	(4.5)	90.9	(1,102.1)	-7.3%	-7.7%
COGS/hl (R$)	(455.8)	-	(1.9)	3.7	(454.0)	-0.4%	-0.8%
COGS excl. deprec. & amort.	(1,118.0)	-	(4.1)	88.3	(1,033.9)	-7.5%	-7.9%
COGS/hl excl. deprec. & amort. (R$)	(428.8)	-	(1.7)	4.6	(425.9)	-0.7%	-1.1%
Gross profit	1,604.0	-	2.4	(68.4)	1,537.9	-4.1%	-4.3%
% Gross margin	57.4%				58.3%	90 bps	90 bps
SG&A excl. deprec. & amort.	(842.5)	-	(6.3)	58.0	(790.9)	-6.1%	-6.9%
SG&A deprec. & amort.	(63.5)	-	(0.8)	(0.3)	(64.6)	1.8%	0.5%
SG&A total	(906.0)	-	(7.2)	57.7	(855.5)	-5.6%	-6.4%
Other operating income/(expenses)	6.0	-	0.2	(5.5)	0.7	-87.6%	-90.9%
Normalized Operating Profit	704.0	-	(4.6)	(16.2)	683.2	-3.0%	-2.3%
% Normalized Operating margin	25.2%	0.0%			25.9%	70 bps	90 bps
Normalized EBITDA	838.1	-	(3.4)	(18.6)	816.1	-2.6%	-2.2%
% Normalized EBITDA margin	30.0%				30.9%	90 bps	110 bps

Canada
R$ million	HY23	Scope	Currency Translation	Organic Growth	HY24	% As Reported	% Organic
Volume ('000 hl)	4,503.9	-		(326.2)	4,177.7	-7.2%	-7.2%
Net revenue	4,840.0	-	(75.5)	(276.7)	4,487.8	-7.3%	-5.7%
Net revenue/hl (R$)	1,074.6	-	(18.1)	17.7	1,074.2	0.0%	1.6%
COGS	(2,071.1)	-	32.5	105.9	(1,932.7)	-6.7%	-5.1%
COGS/hl (R$)	(459.9)	-	7.8	(10.6)	(462.6)	0.6%	2.3%
COGS excl. deprec. & amort.	(1,943.3)	-	30.4	104.0	(1,808.9)	-6.9%	-5.3%
COGS/hl excl. deprec. & amort. (R$)	(431.5)	-	7.3	(8.8)	(433.0)	0.4%	2.0%
Gross profit	2,768.9	-	(43.0)	(170.8)	2,555.1	-7.7%	-6.2%
% Gross margin	57.2%				56.9%	-30 bps	-30 bps
SG&A excl. deprec. & amort.	(1,678.8)	-	25.2	155.5	(1,498.1)	-10.8%	-9.3%
SG&A deprec. & amort.	(132.6)	-	2.2	(3.4)	(133.7)	0.8%	2.5%
SG&A total	(1,811.4)	-	27.5	152.1	(1,631.8)	-9.9%	-8.4%
Other operating income/(expenses)	12.8	-	(0.1)	(4.2)	8.4	-34.0%	-32.9%
Normalized Operating Profit	970.3	-	(15.7)	(22.9)	931.7	-4.0%	-2.4%
% Normalized Operating margin	20.0%	0.0%	0.0%	0.0%	20.8%	80 bps	80 bps
Normalized EBITDA	1,230.7	-	(20.0)	(21.4)	1,189.3	-3.4%	-1.7%
% Normalized EBITDA margin	25.4%				26.5%	110 bps	110 bps

[8] In 2Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,085.9 (1.1% organic growth) and R$ (424.7) (1.3% organic decline), respectively. In HY24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,072.4 (1.5% organic growth) and R$ (431.7) (1.7% organic growth), respectively.

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AMBEV CONSOLIDATED

Ambev[9]
R$ million	2Q23	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q24	% As Reported	% Organic
Volume ('000 hl)	41,302.1	-	-		151.8	41,454.0	0.4%	0.4%%
Net revenue	18,898.1	2,743.6	(1,795.3)	(716.6)	914.5	20,044.2	6.1%	4.8%
Net revenue/hl (R$)	457.6	66.4	(43.3)	(17.5)	20.4	483.5	5.7%	4.5%
COGS	(9,635.6)	(2,205.6)	1,491.6	361.7	(72.0)	(10,060.0)	4.4%	0.7%
COGS/hl (R$)	(233.3)	(53.4)	36.0	8.9	(0.9)	(242.7)	4.0%	0.4%
COGS excl. deprec. & amort.	(8,714.8)	(2,081.5)	1,368.6	317.9	(2.2)	(9,111.9)	4.6%	0.0%
COGS/hl excl. deprec. & amort. (R$)	(211.0)	(50.4)	33.0	9.3	(0.7)	(219.8)	4.2%	-0.3%
Gross profit	9,262.5	538.0	(303.8)	(355.0)	842.5	9,984.2	7.8%	9.1%
% Gross margin	49.0%					49.8%	80 bps	200 bps
SG&A excl. deprec. & amort.	(5,304.6)	(1,179.6)	852.1	175.2	(184.0)	(5,640.9)	6.3%	3.5%
SG&A deprec. & amort.	(783.1)	(126.2)	111.0	16.0	10.4	(771.8)	-1.4%	-1.3%
SG&A total	(6,087.7)	(1,305.8)	963.0	191.3	(173.5)	(6,412.7)	5.3%	2.9%
Other operating income/(expenses)	396.4	25.8	(18.8)	5.4	110.8	519.6	31.1%	27.9%
Normalized Operating Profit	3,571.3	(742.0)	640.4	(158.3)	779.8	4,091.2	14.6%	21.8%
% Normalized Operating margin	18.9%	0.0%	0.0%	0.0%	0.0%	20.4%	150 bps	310 bps
Exceptional items above EBITDA	(123.4)	209.0	3.7	(214.5)	113.5	(11.7)	-90.5%	-92.0%
Net finance results	(1,073.5)					(616.2)	-42.6%
Share of results of joint ventures	(2.4)					(31.5)	nm
Income tax expense	225.8					(979.9)	nm
Profit	2,597.8					2,451.9	-5.6%
Attributable to Ambev holders	2,503.0					2,396.3	-4.3%
Attributable to non-controlling interests	94.8					55.6	-41.4%

Normalized profit	2,681.0					2,459.1	-8.3%
Attributable to Ambev holders	2,585.1					2,403.4	-7.0%

Normalized EBITDA	5,275.2	(491.7)	406.5	(218.2)	839.1	5,811.0	10.2%	15.9%
% Normalized EBITDA margin	27.9%					29.0%	110 bps	300 bps

Ambev
R$ million	HY23	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	HY24	% As Reported	% Organic
Volume ('000 hl)	86,223.3	-	-		218.9	86,442.3	0.3%	0.3%
Net revenue	39,429.9	10,089.5	(10,316.3)	(716.6)	1,834.0	40,320.5	2.3%	4.7%
Net revenue/hl (R$)	457.3	117.0	(119.3)	(8.6)	20.1	466.4	2.0%	4.4%
COGS	(19,767.3)	(6,139.0)	5,718.5	361.7	(292.8)	(20,119.0)	1.8%	1.5%
COGS/hl (R$)	(229.3)	(71.2)	66.2	4.2	(2.6)	(232.7)	1.5%	1.2%
COGS excl. deprec. & amort.	(17,981.9)	(5,568.2)	5,107.5	317.9	(136.3)	(18,261.1)	1.6%	0.8%
COGS/hl excl. deprec. & amort. (R$)	(208.6)	(64.6)	59.1	3.8	(1.0)	(211.3)	1.3%	0.5%
Gross profit	19,662.6	3,950.6	(4,597.8)	(355.0)	1,541.2	20,201.5	2.7%	7.8%
% Gross margin	49.9%	0.0%				50.1%	20 bps	150 bps
SG&A excl. deprec. & amort.	(10,605.8)	(3,010.0)	2,900.8	175.2	(286.4)	(10,826.2)	2.1%	2.7%
SG&A deprec. & amort.	(1,445.4)	(282.5)	296.8	16.0	(79.3)	(1,494.3)	3.4%	5.5%
SG&A total	(12,051.2)	(3,292.5)	3,197.6	191.3	(365.7)	(12,320.6)	2.2%	3.0%
Other operating income/(expenses)	877.5	(19.6)	22.9	5.4	226.4	1,112.6	26.8%	25.8%
Normalized Operating Profit	8,488.8	638.5	(1,377.3)	(158.3)	1,401.9	8,993.6	5.9%	16.5%
% Normalized Operating margin	21.5%	0.0%	0.0%	0.0%	0.0%	22.3%	80 bps	250 bps
Exceptional items above EBITDA	(151.3)	203.9	9.4	(214.5)	123.2	(29.3)	-80.6%	-81.4%
Net finance results	(2,071.3)					(1,022.2)	-50.7%
Share of results of joint ventures	(16.6)					(35.0)	110.9%
Income tax expense	167.4					(1,651.0)	nm
Profit	6,417.0					6,256.1	-2.5%
Attributable to Ambev holders	6,202.5					6,096.6	-1.7%
Attributable to non-controlling interests	214.5					159.5	-25.6%

Normalized profit	6,520.7					6,276.3	-3.7%
Attributable to Ambev holders	6,305.0					6,116.7	-3.0%

Normalized EBITDA	11,719.6	1,491.8	(2,285.1)	(218.2)	1,637.7	12,345.8	5.3%	14.0%
% Normalized EBITDA margin	29.7%					30.6%	90 bps	270 bps

[9]In 2Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$470.9 (3.9% organic growth) and R$ (208.3) (1.6% organic decline), respectively. In HY24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 455.1 (4.0% organic growth) and R$ (201.1) (0.3% organic decline), respectively. The scope changes refer to tax credits and related effects in Brazil.

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Page | 11

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	2Q23	2Q24	HY23	HY24
R$ million

Government grants/NPV of long term fiscal incentives	386.0	436.1	755.5	821.7
(Additions to)/reversals of provisions	(3.4)	(5.8)	(11.7)	(11.9)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	14.5	21.2	42.6	41.9
Net other operating income/(expenses)	(0.6)	68.1	91.2	260.9

Other operating income/(expenses)	396.4	519.6	877.5	1,112.6

EXCEPTIONAL ITEMS

Exceptional items corresponded to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada.

Exceptional Items	2Q23	2Q24	HY23	HY24
R$ million

Restructuring	(28.4)	(11.4)	(56.3)	(29.0)
IAS 29/CPC 42 (hyperinflation) application effect	(0.3)	(0.3)	(0.3)	(0.3)
Legal Fees	(94.7)	-	(94.7)	-

Exceptional Items	(123.4)	(11.7)	(151.3)	(29.3)

ambev.com.br	Press Release – August 1st, 2024

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NET FINANCE RESULTS

Net finance results in 2Q24 totaled R$ (616.2) million, an improvement of R$ 457.3 million compared to 2Q23, broken down as follows:

•	Interest income totaled R$ 515.4 million, mainly explained by: (i) interest income of R$ 267.6 million from cash balance investments in Brazil and Argentina, with average reference interest rate of 10.5% in Brazil and 40.1% in Argentina, and (ii) interest rate update on Brazilian tax credits of R$ 130.8 million.
•	Interest expense totaled R$ (498.1) million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ (282.4) million, (ii) interest on tax incentives of R$ (40.9) million, (iii) lease liabilities interest accruals of R$ (40.6) million in accordance with IFRS16 (CPC 06 R2), and (iv) CND put option interest accruals of R$ (25.8) million.
•	Losses on derivative instruments of R$ (148.0) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.8 billion in Brazil, with approximately 3.3% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 341.5 million in the country.
•	Losses on non-derivative instruments of R$ (58.3) million, driven by losses on third-party payables and intercompany balance sheet consolidation.
•	Taxes on financial transactions of R$ (45.6) million.
•	Other financial expenses of R$ (196.7) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial income of R$ (184.9) million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	2Q23	2Q24	HY23	HY24
R$ million

Interest income	521.4	515.4	865.8	1,101.0
Interest expenses	(659.6)	(498.1)	(1,276.4)	(1,047.7)
Gains/(losses) on derivative instruments	(462.3)	(148.0)	(1,101.9)	(343.1)
Gains/(losses) on non-derivative instruments	(318.5)	(58.3)	(579.1)	(91.9)
Taxes on financial transactions	(65.0)	(45.6)	(123.4)	(100.9)
Other net financial income/(expenses)	(192.4)	(196.7)	(249.1)	(395.3)
Hyperinflation Argentina	102.8	(184.9)	392.7	(144.2)

Net finance results	(1,073.5)	(616.2)	(2,071.3)	(1,022.2)

ambev.com.br	Press Release – August 1st, 2024

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DEBT BREAKDOWN

Debt breakdown	December 31, 2023			June 30, 2024
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,043.4	1,571.8	2,615.2	959.1	1,546.8	2,505.9
Foreign Currency	254.7	631.2	885.9	285.6	664.7	950.2
Consolidated Debt	1,298.1	2,203.0	3,501.1	1,244.7	2,211.5	3,456.2

Cash and Cash Equivalents less Bank Overdrafts			16,059.0			14,154.4
Current Investment Securities			277.2			1,187.2

Net debt/(cash)			(12,835.1)			(11,885.4)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	2Q23	2Q24	HY23	HY24
R$ million

Profit before tax	2,371.9	3,431.8	6,249.6	7,907.1

Adjustment on taxable basis
Non-taxable other income	(340.5)	(123.3)	(490.9)	(253.9)
Government grants (VAT)	(721.5)	- -	(1,404.2)	- -
Share of results of joint ventures	2.4	31.5	16.6	35.0
Expenses not deductible	3.4	27.9	19.6	34.8
Worldwide taxation	114.2	(54.1)	260.7	(66.1)
Total	1,430.0	3,313.7	4,651.4	7,656.9
Aggregated weighted nominal tax rate	24.3%	28.4%	28.5%	29.4%
Taxes – nominal rate	(348.1)	(940.4)	(1,324.7)	(2,249.1)

Adjustment on tax expense
Income tax incentive	19.7	75.7	47.7	324.3
Tax benefit - interest on shareholders' equity	820.0	225.9	1,676.7	511.0
Tax benefit - amortization on tax books	4.3	0.9	8.6	1.8
Withholding income tax	(43.2)	(304.7)	(100.8)	(409.9)
Argentina's hyperinflation effect	(137.0)	5.2	(257.6)	57.5
Recognition/(write-off) of deferred charges on tax losses	(84.5)	(109.7)	(94.4)	(31.4)
Other tax adjustments	(5.4)	67.2	211.9	144.8

Income tax and social contribution expense	225.8	(979.9)	167.4	(1,651.0)
Effective tax rate	-9.5%	28.6%	-2.7%	20.9%

ambev.com.br	Press Release – August 1st, 2024

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SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2024.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,729,336,918	61.9%
FAHZ	1,609,987,301	10.2%
Market	4,386,858,606	27.9%
Outstanding	15,726,182,825	100.0%
Treasury	31,474,511
TOTAL	15,757,657,336
Free float B3	2,974,351,198	18.9%
Free float NYSE	1,412,507,408	9.0%

ambev.com.br	Press Release – August 1st, 2024

Page | 15

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., June 30, 2024 closing rate for 2Q24 and HY24 results).

The HY24 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the HY24 results against a dedicated line in the finance results; and (ii) the difference between the translation of the HY24 results at the closing exchange rate of June 30, 2024, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 2Q23, HY23, 2Q24 and HY24 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	2Q23	2Q24	HY23	HY24
Indexation(1)	736.3	538.8	929.6	818.4
Currency(2)	(720.4)	186.5	(1,143.1)	180.2
Total Impact	15.9	725.3	(213.4)	998.6
Normalized EBITDA
R$ million	2Q23	2Q24	HY23	HY24
Indexation(1)	259.9	136.8	282.4	169.8
Currency(2)	(246.9)	33.7	(430.5)	31.5
Total Impact	13.0	170.5	(148.1)	201.2

ARS/BRL average rate			41.6939	172.0197
ARS/BRL closing rate	53.2565	164.0330	53.2565	164.0330
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 2Q24, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a negative adjustment of R$184.9 million reported in the finance results, (ii) a negative impact on the Profit of R$ 322.6 million, (iii) a negative impact on the Normalized Profit of R$ 322.2 million, and (iv) a negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

In HY24, the consequences of the transition were (i) a negative adjustment of R$ 144.2 million reported in the finance results, (ii) a negative impact on Profit of R$ 737.3 million, (iii) a negative impact on Normalized Profit of R$ 736.9 million, and (iv) a negative impact of R$ 0.04 on EPS, as well as on Normalized EPS.

The Q2 results are calculated by deducting from the HY results the 3M results as published. Consequently, LAS and consolidated 2Q24, 2Q23, HY24 and HY23 results are impacted by the adjustment of 3M results for the cumulative inflation between March 31 and June 30, as well as by the translation of 3M results at the HY closing exchange rate, of June 30, as follows:

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LAS - 3M As Reported	HY23	Scope	Currency Translation	Organic Growth	HY24	% Organic
Net revenue	8,398.0	10,089.5	(9,957.5)	197.1	8,010.6	2.3%
COGS	(4,048.8)	(6,139.0)	5,572.3	(24.0)	(4,277.8)	0.6%
COGS excl. deprec. & amort.	(3,640.0)	(5,568.2)	4,981.1	53.4	(3,855.9)	-1.5%
Gross profit	4,349.2	3,950.6	(4,385.1)	173.2	3,732.8	4.0%
SG&A excl. deprec. & amort.	(2,088.2)	(3,010.0)	2,827.3	(48.5)	(2,144.1)	2.3%
SG&A deprec. & amort.	(198.0)	(282.5)	287.6	(30.3)	(207.3)	15.3%
SG&A total	(2,286.2)	(3,292.5)	3,114.9	(78.9)	(2,351.4)	3.4%
Other operating income/(expenses)	38.0	(90.4)	23.0	16.5	(7.6)	43.6%
Normalized EBIT	2,100.9	567.6	(1,247.2)	110.8	1,373.8	5.3%
Normalized EBITDA	2,707.8	1,420.9	(2,126.0)	218.5	2,003.0	8.1%

LAS - 3M Recalculated at HY Exchange Rates	HY23	Scope	Currency Translation	Organic Growth	HY24	% Organic
Net revenue	8,255.2	9,372.9	(8,470.4)	197.1	8,638.2
COGS	(3,993.1)	(5,777.3)	4,850.2	(24.0)	(4,582.6)
COGS excl. deprec. & amort.	(3,590.2)	(5,250.4)	4,345.0	53.4	(4,124.3)
Gross profit	4,262.0	3,595.6	(3,620.2)	173.2	4,055.6
SG&A excl. deprec. & amort.	(2,056.6)	(2,834.7)	2,469.6	(48.5)	(2,295.1)
SG&A deprec. & amort.	(195.4)	(266.5)	255.3	(30.3)	(220.9)
SG&A total	(2,252.1)	(3,101.2)	2,724.9	(78.9)	(2,516.0)
Other operating income/(expenses)	37.1	(85.1)	15.2	16.5	(10.9)
Normalized EBIT	2,047.1	409.3	(880.1)	110.8	1,528.8
Normalized EBITDA	2,645.4	1,202.7	(1,640.6)	218.5	2,207.9

LAS - 3M Recalculation Impact in 2Q	HY23	Scope	Currency Translation	Organic Growth	HY24	% Organic
Net revenue	(142.8)	(716.6)	1,487.1		627.6	0.0%
COGS	55.7	361.7	(722.1)		(304.8)	0.0%
COGS excl. deprec. & amort.	49.8	317.9	(636.1)		(268.5)	0.0%
Gross profit	(87.1)	(355.0)	764.9		322.8	0.0%
SG&A excl. deprec. & amort.	31.5	175.2	(357.8)		(151.0)	0.0%
SG&A deprec. & amort.	2.6	16.0	(32.3)		(13.6)	0.0%
SG&A total	34.1	191.3	(390.0)		(164.6)	0.0%
Other operating income/(expenses)	(0.8)	5.4	(7.8)		(3.3)	0.0%
Normalized EBIT	(53.8)	(158.3)	367.1		154.9	0.0%
Normalized EBITDA	(62.3)	(218.2)	485.3		204.8	0.0%

For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable.  For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q23	2Q24	HY23	HY24
R$ million

Profit - Ambev holders	2,503.0	2,396.3	6,202.5	6,096.6
Non-controlling interest	94.8	55.6	214.5	159.5
Income tax expense	(225.8)	979.9	(167.4)	1,651.0
Profit before taxes	2,371.9	3,431.8	6,249.6	7,907.1
Share of results of joint ventures	2.4	31.5	16.6	35.0
Net finance results	1,073.5	616.2	2,071.3	1,022.2
Exceptional items	123.4	11.7	151.3	29.3
Normalized Operating Profit	3,571.3	4,091.2	8,488.9	8,993.6
Depreciation & amortization - total	1,703.9	1,719.9	3,230.8	3,352.2
Normalized EBITDA	5,275.2	5,811.0	11,719.6	12,345.8
Exceptional items	(123.4)	(11.7)	(151.3)	(29.3)
Share of results of joint ventures	(2.4)	(31.5)	(16.6)	(35.0)
EBITDA	5,149.3	5,767.8	11,551.7	12,281.5

ambev.com.br	Press Release – August 1st, 2024

Page | 18

2Q 2024 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto Chief Executive Officer Lucas Machado Lira Chief Financial and Investor Relations Officer
Language:	English and Portuguese (simultaneous translation)
Date:	August 1st, 2024 (Thursday)
Time:	12:30 (Brasília) 11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – August 1st, 2024

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NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2023 (2Q23). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q23	2Q24%		2Q23	2Q24%		2Q23	2Q24%		2Q23	2Q24%		2Q23	2Q24%		2Q23	2Q24%		2Q23	2Q24%
Volume ('000 hl)	21,386.8	22,003.7	2.9%	7,380.5	7,947.7	7.7%	28,767.3	29,951.3	4.1%	2,957.6	3,057.6	3.4%	6,969.8	6,017.4	-13.7%	2,607.4	2,427.7	-6.9%	41,302.1	41,454.0	0.4%
R$ million
Net revenue	8,710.7	9,311.4	6.9%	1,655.4	1,904.1	15.0%	10,366.0	11,215.5	8.2%	2,473.5	2,580.0	8.4%	3,266.0	3,608.7	0.5%	2,792.5	2,640.1	-5.7%	18,898.1	20,044.2	4.8%
% of total	46.1%	46.5%		8.8%	9.5%		54.9%	56.0%		13.1%	12.9%		17.3%	18.0%		14.8%	13.2%		100.0%	100.0%
COGS	(4,541.4)	(4,615.2)	1.6%	(936.9)	(1,039.1)	10.9%	(5,478.3)	(5,654.3)	3.2%	(1,252.8)	(1,216.6)	0.0%	(1,715.9)	(2,086.9)	-0.8%	(1,188.6)	(1,102.1)	-7.7%	(9,635.6)	(10,060.0)	0.7%
% of total	47.1%	45.9%		9.7%	10.3%		56.9%	56.2%		13.0%	12.1%		17.8%	20.7%		12.3%	11.0%		100.0%	100.0%
Gross profit	4,169.3	4,696.3	12.6%	718.5	864.9	20.4%	4,887.7	5,561.2	13.8%	1,220.7	1,363.4	16.9%	1,550.1	1,521.7	2.0%	1,604.0	1,537.9	-4.3%	9,262.5	9,984.2	9.1%
% of total	45.0%	47.0%		7.8%	8.7%		52.8%	55.7%		13.2%	13.7%		16.7%	15.2%		17.3%	15.4%		100.0%	100.0%
SG&A	(3,053.5)	(3,269.9)	7.1%	(552.8)	(525.5)	-4.9%	(3,606.3)	(3,795.4)	5.2%	(535.6)	(534.3)	3.3%	(1,039.8)	(1,227.5)	2.3%	(906.0)	(855.5)	-6.4%	(6,087.7)	(6,412.7)	2.9%
% of total	50.2%	51.0%		9.1%	8.2%		59.2%	59.2%		8.8%	8.3%		17.1%	19.1%		14.9%	13.3%		100.0%	100.0%
Other operating income/(expenses)	254.7	422.4	51.9%	121.0	94.7	-26.9%	375.7	517.1	26.5%	(6.8)	0.8	-105.5%	21.4	0.9	44.6%	6.0	0.7	-90.9%	396.4	519.6	27.9%
% of total	64.3%	81.3%		30.5%	18.2%		94.8%	99.5%		-1.7%	0.2%		5.4%	0.2%		1.5%	0.1%		100.0%	100.0%
Normalized Operating Profit	1,370.5	1,848.8	32.3%	286.6	434.1	49.3%	1,657.1	2,282.9	35.2%	678.4	829.9	28.9%	531.7	295.1	3.0%	704.0	683.2	-2.3%	3,571.3	4,091.2	21.8%
% of total	38.4%	45.2%		8.0%	10.6%		46.4%	55.8%		19.0%	20.3%		14.9%	7.2%		19.7%	16.7%		100.0%	100.0%
Normalized EBITDA	2,302.6	2,817.0	20.8%	376.5	533.6	40.1%	2,679.1	3,350.6	23.5%	920.2	1,030.1	17.9%	837.9	614.2	7.6%	838.1	816.1	-2.2%	5,275.2	5,811.0	15.9%
% of total	43.6%	48.5%		7.1%	9.2%		50.8%	57.7%		17.4%	17.7%		15.9%	10.6%		15.9%	14.0%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-52.1%	-49.6%		-56.6%	-54.6%		-52.8%	-50.4%		-50.6%	-47.2%		-52.5%	-57.8%		-42.6%	-41.7%		-51.0%	-50.2%
Gross profit	47.9%	50.4%		43.4%	45.4%		47.2%	49.6%		49.4%	52.8%		47.5%	42.2%		57.4%	58.3%		49.0%	49.8%
SG&A	-35.1%	-35.1%		-33.4%	-27.6%		-34.8%	-33.8%		-21.7%	-20.7%		-31.8%	-34.0%		-32.4%	-32.4%		-32.2%	-32.0%
Other operating income/(expenses)	2.9%	4.5%		7.3%	5.0%		3.6%	4.6%		-0.3%	0.0%		0.7%	0.0%		0.2%	0.0%		2.1%	2.6%
Normalized Operating Profit	15.7%	19.9%		17.3%	22.8%		16.0%	20.4%		27.4%	32.2%		16.3%	8.2%		25.2%	25.9%		18.9%	20.4%
Normalized EBITDA	26.4%	30.3%		22.7%	28.0%		25.8%	29.9%		37.2%	39.9%		25.7%	17.0%		30.0%	30.9%		27.9%	29.0%

Per hectoliter - (R$/hl)
Net revenue	407.3	423.2	3.9%	224.3	239.6	6.8%	360.3	374.5	3.9%	836.3	843.8	4.8%	468.6	599.7	16.4%	1,071.0	1,087.5	1.3%	457.6	483.5	4.5%
COGS	(212.3)	(209.7)	-1.2%	(126.9)	(130.7)	3.0%	(190.4)	(188.8)	-0.9%	(423.6)	(397.9)	-3.2%	(246.2)	(346.8)	14.9%	(455.8)	(454.0)	-0.8%	(233.3)	(242.7)	0.4%
Gross profit	194.9	213.4	9.5%	97.3	108.8	11.8%	169.9	185.7	9.3%	412.7	445.9	13.1%	222.4	252.9	18.1%	615.2	633.5	2.8%	224.3	240.9	8.7%
SG&A	(142.8)	(148.6)	4.1%	(74.9)	(66.1)	-11.7%	(125.4)	(126.7)	1.1%	(181.1)	(174.7)	-0.1%	(149.2)	(204.0)	18.5%	(347.5)	(352.4)	0.6%	(147.4)	(154.7)	2.5%
Other operating income/(expenses)	11.9	19.2	47.6%	16.4	11.9	-32.1%	13.1	17.3	21.5%	(2.3)	0.3	nm	3.1	0.2	nm	2.3	0.3	-90.3%	9.6	12.5	27.5%
Normalized Operating Profit	64.1	84.0	28.6%	38.8	54.6	38.6%	57.6	76.2	29.9%	229.4	271.4	24.7%	76.3	49.0	19.3%	270.0	281.4	4.9%	86.5	98.7	21.4%
Normalized EBITDA	107.7	128.0	17.4%	51.0	67.1	30.1%	93.1	111.9	18.6%	311.1	336.9	14.0%	120.2	102.1	24.6%	321.4	336.2	5.0%	127.7	140.2	15.5%

ambev.com.br	Press Release – August 1st, 2024

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	HY23	HY24%		HY23	HY24%		HY23	HY24%		HY23	HY24%		HY23	HY24%		HY23	HY24%		HY23	HY24%
Volume ('000 hl)	43,578.2	44,991.0	3.2%	15,505.6	16,601.3	7.1%	59,083.7	61,592.3	4.2%	5,696.5	5,949.4	4.4%	16,939.2	14,722.8	-13.1%	4,503.9	4,177.7	-7.2%	86,223.3	86,442.3	0.3%
R$ million
Net revenue	17,980.8	18,998.9	5.7%	3,431.9	3,928.5	14.5%	21,412.7	22,927.4	7.1%	4,779.1	4,894.7	8.3%	8,398.0	8,010.6	2.3%	4,840.0	4,487.8	-5.7%	39,429.9	40,320.5	4.7%
% of total	45.6%	47.1%		8.7%	9.7%		54.3%	56.9%		12.1%	12.1%		21.3%	19.9%		12.3%	11.1%		100.0%	100.0%
COGS	(9,332.9)	(9,427.6)	1.0%	(1,937.7)	(2,176.6)	12.3%	(11,270.6)	(11,604.2)	3.0%	(2,376.8)	(2,304.3)	1.7%	(4,048.8)	(4,277.8)	0.6%	(2,071.1)	(1,932.7)	-5.1%	(19,767.3)	(20,119.0)	1.5%
% of total	47.2%	46.9%		9.8%	10.8%		57.0%	57.7%		12.0%	11.5%		20.5%	21.3%		10.5%	9.6%		100.0%	100.0%
Gross profit	8,647.9	9,571.3	10.7%	1,494.2	1,752.0	17.2%	10,142.2	11,323.2	11.6%	2,402.3	2,590.4	14.9%	4,349.2	3,732.8	4.0%	2,768.9	2,555.1	-6.2%	19,662.6	20,201.5	7.8%
% of total	44.0%	47.4%		7.6%	8.7%		51.6%	56.1%		12.2%	12.8%		22.1%	18.5%		14.1%	12.6%		100.0%	100.0%
SG&A	(5,852.1)	(6,270.0)	7.1%	(1,064.0)	(1,069.4)	0.5%	(6,916.0)	(7,339.3)	6.1%	(1,037.6)	(998.1)	1.5%	(2,286.2)	(2,351.4)	3.4%	(1,811.4)	(1,631.8)	-8.4%	(12,051.2)	(12,320.6)	3.0%
% of total	48.6%	50.9%		8.8%	8.7%		57.4%	59.6%		8.6%	8.1%		19.0%	19.1%		15.0%	13.2%		100.0%	100.0%
Other operating income/(expenses)	603.5	897.5	38.7%	218.8	208.2	-9.7%	822.3	1,105.6	25.8%	4.5	6.2	37.8%	38.0	(7.6)	43.6%	12.8	8.4	-32.9%	877.5	1,112.6	25.8%
% of total	68.8%	80.7%		24.9%	18.7%		93.7%	99.4%		0.5%	0.6%		4.3%	-0.7%		1.5%	0.8%		100.0%	100.0%
Normalized Operating Profit	3,399.4	4,198.8	21.7%	649.1	890.8	35.6%	4,048.5	5,089.5	24.0%	1,369.2	1,598.5	25.1%	2,100.9	1,373.8	5.3%	970.3	931.7	-2.4%	8,488.8	8,993.6	16.5%
% of total	40.0%	46.7%		7.6%	9.9%		47.7%	56.6%		16.1%	17.8%		24.7%	15.3%		11.4%	10.4%		100.0%	100.0%
Normalized EBITDA	5,146.7	6,072.3	16.8%	863.8	1,111.6	27.5%	6,010.5	7,183.9	18.3%	1,770.6	1,969.6	19.1%	2,707.8	2,003.0	8.1%	1,230.7	1,189.3	-1.7%	11,719.6	12,345.8	14.0%
% of total	43.9%	49.2%		7.4%	9.0%		51.3%	58.2%		15.1%	16.0%		23.1%	16.2%		10.5%	9.6%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-51.9%	-49.6%		-56.5%	-55.4%		-52.6%	-50.6%		-49.7%	-47.1%		-48.2%	-53.4%		-42.8%	-43.1%		-50.1%	-49.9%
Gross profit	48.1%	50.4%		43.5%	44.6%		47.4%	49.4%		50.3%	52.9%		51.8%	46.6%		57.2%	56.9%		49.9%	50.1%
SG&A	-32.5%	-33.0%		-31.0%	-27.2%		-32.3%	-32.0%		-21.7%	-20.4%		-27.2%	-29.4%		-37.4%	-36.4%		-30.6%	-30.6%
Other operating income/(expenses)	3.4%	4.7%		6.4%	5.3%		3.8%	4.8%		0.1%	0.1%		0.5%	-0.1%		0.3%	0.2%		2.2%	2.8%
Normalized Operating Profit	18.9%	22.1%		18.9%	22.7%		18.9%	22.2%		28.6%	32.7%		25.0%	17.2%		20.0%	20.8%		21.5%	22.3%
Normalized EBITDA	28.6%	32.0%		25.2%	28.3%		28.1%	31.3%		37.0%	40.2%		32.2%	25.0%		25.4%	26.5%		29.7%	30.6%

Per hectoliter - (R$/hl)
Net revenue	412.6	422.3	2.3%	221.3	236.6	6.9%	362.4	372.2	2.7%	839.0	822.7	3.7%	495.8	544.1	17.8%	1,074.6	1,074.2	1.6%	457.3	466.4	4.3%
COGS	(214.2)	(209.5)	-2.2%	(125.0)	(131.1)	4.9%	(190.8)	(188.4)	-1.2%	(417.2)	(387.3)	-2.6%	(239.0)	(290.6)	15.7%	(459.9)	(462.6)	2.3%	(229.3)	(232.7)	1.2%
Gross profit	198.4	212.7	7.2%	96.4	105.5	9.5%	171.7	183.8	7.1%	421.7	435.4	10.0%	256.8	253.5	19.6%	614.8	611.6	1.2%	228.0	233.7	7.6%
SG&A	(134.3)	(139.4)	3.8%	(68.6)	(64.4)	-6.1%	(117.1)	(119.2)	1.8%	(182.2)	(167.8)	-2.8%	(135.0)	(159.7)	19.0%	(402.2)	(390.6)	-1.2%	(139.8)	(142.5)	2.8%
Other operating income/(expenses)	13.8	19.9	34.4%	14.1	12.5	-15.7%	13.9	18.0	20.7%	0.8	1.0	31.9%	2.2	(0.5)	65.2%	2.8	2.0	-27.7%	10.2	12.9	25.5%
Normalized Operating Profit	78.0	93.3	17.9%	41.9	53.7	26.6%	68.5	82.6	18.9%	240.4	268.7	19.8%	124.0	93.3	21.1%	215.4	223.0	5.3%	98.5	104.0	16.2%
Normalized EBITDA	118.1	135.0	13.1%	55.7	67.0	19.0%	101.7	116.6	13.5%	310.8	331.1	14.0%	159.9	136.0	24.3%	273.2	284.7	5.9%	135.9	142.8	13.7%

ambev.com.br	Press Release – August 1st, 2024

Page | 22

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2023	June 30, 2024

Assets
Current assets
Cash and cash equivalents	16,059.0	14,154.4
Investment securities	277.2	1,187.2
Trade receivables	5,741.5	5,883.9
Derivative financial instruments	378.0	932.3
Inventories	9,619.0	11,425.9
Recoverable indirect taxes	3,435.7	3,177.6
Other assets	1,052.7	1,555.0
Total	36,563.1	38,316.3

Non-current assets
Investment securities	242.2	249.6
Derivative financial instruments	1.7	0.7
Recoverable indirect taxes	11,325.1	11,668.1
Deferred tax assets	7,969.6	8,861.4
Other assets	1,520.7	1,219.9
Employee benefits	57.3	66.4
Long term assets	21,116.5	22,066.1

Investments in joint ventures	289.1	326.7
Property, plant and equipment	26,630.2	29,019.4
Intangible	10,041.7	11,618.3
Goodwill	38,003.6	42,092.0
	96,081.1	105,122.5

Total assets	132,644.1	143,438.8

Equity and liabilities
Current liabilities
Trade payables	23,195.1	20,759.7
Derivative financial instruments	751.4	237.5
Interest-bearing loans and borrowings	1,298.1	1,244.7
Payroll and social security payables	2,128.5	2,064.6
Dividends and interest on shareholder´s equity payable	1,526.2	1,683.9
Income tax and social contribution payable	1,340.5	1,514.4
Taxes and contributions payable	6,236.6	3,905.9
Put option granted on subsidiaries and other liabilities	4,110.2	2,705.0
Provisions	418.4	502.5
	41,004.9	34,618.2

Non-current liabilities
Trade payables	307.3	326.9
Derivative financial instruments	11.6	0.2
Interest-bearing loans and borrowings	2,203.0	2,211.5
Deferred tax liabilities	3,318.4	4,554.1
Income tax and social contribution payable	1,487.1	1,386.4
Taxes and contributions payable	513.3	585.6
Put option granted on subsidiary and other liabilities	1,083.2	949.6
Provisions	559.6	581.2
Employee benefits	2,011.8	2,189.9
	11,495.4	12,785.3

Total liabilities	52,500.3	47,403.5

Equity
Issued capital	58,177.9	58,226.0
Reserves	98,669.4	98,470.3
Comprehensive income	(77,878.0)	(72,015.0)
Retained earnings	-	10,581.4
Equity attributable to equity holders of Ambev	78,969.3	95,262.8
Non-controlling interests	1,174.5	772.6
Total Equity	80,143.8	96,035.4

Total equity and liabilities	132,644.1	143,438.8

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Page | 23

CONSOLIDATED INCOME STATEMENT	2Q23	2Q24	HY23	HY24
R$ million

Net revenue	18,898.1	20,044.2	39,429.9	40,320.5
Cost of goods sold	(9,635.6)	(10,060.0)	(19,767.3)	(20,119.0)
Gross profit	9,262.5	9,984.2	19,662.6	20,201.5

Distribution expenses	(2,681.7)	(2,750.5)	(5,598.4)	(5,441.5)
Sales and marketing expenses	(2,090.4)	(2,211.1)	(3,831.7)	(4,095.7)
Administrative expenses	(1,315.6)	(1,451.0)	(2,621.2)	(2,783.4)
Other operating income/(expenses)	396.4	519.6	877.5	1,112.6

Normalized Operating Profit	3,571.3	4,091.2	8,488.9	8,993.6

Exceptional items	(123.4)	(11.7)	(151.3)	(29.3)

Income from operations	3,447.8	4,079.4	8,337.5	8,964.3

Net finance results	(1,073.5)	(616.2)	(2,071.3)	(1,022.2)
Share of results of joint ventures	(2.4)	(31.5)	(16.6)	(35.0)

Profit before income tax	2,371.9	3,431.8	6,249.6	7,907.1

Income tax expense	225.8	(979.9)	167.4	(1,651.0)

Profit	2,597.8	2,451.9	6,417.0	6,256.1
Equity holders of Ambev	2,503.0	2,396.3	6,202.5	6,096.6
Non-controlling interest	94.8	55.6	214.5	159.5

Basic earnings per share (R$)	0.16	0.15	0.39	0.39
Diluted earnings per share (R$)	0.16	0.15	0.39	0.39

Normalized Profit	2,681.0	2,459.1	6,520.7	6,276.3

Normalized basic earnings per share (R$)	0.16	0.15	0.40	0.39
Normalized diluted earnings per share (R$)	0.16	0.15	0.40	0.39

Nº of basic shares outstanding (million of shares)	15,747.4	15,734.2	15,745.3	15,741.5
Nº of diluted shares outstanding (million if shares)	15,846.2	15,821.6	15,844.1	15,828.9

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Page | 24

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q23	2Q24	HY23	HY24
R$ million

Profit	2,597.8	2,451.9	6,417.0	6,256.1
Depreciation, amortization and impairment	1,703.9	1,719.9	3,230.8	3,352.2
Impairment losses on receivables and inventories	74.8	82.3	184.2	177.3
Additions/(reversals) in provisions and employee benefits	48.1	75.3	72.1	131.0
Net finance cost	1,073.5	616.2	2,071.3	1,022.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(14.5)	(21.2)	(42.6)	(41.9)
Equity-settled share-based payment expense	104.7	83.2	181.9	184.5
Income tax expense	(225.8)	979.9	(167.4)	1,651.0
Share of result of joint ventures	2.4	31.5	16.6	35.0
Hedge operations results	(136.5)	(136.5)	(241.3)	(29.5)
Other non-cash items included in the profit	(9.0)	-	(9.0)	-
Cash flow from operating activities before changes in working capital and provisions	5,219.3	5,882.4	11,713.6	12,737.9
(Increase)/decrease in trade and other receivables	48.0	(370.8)	(208.4)	(284.0)
(Increase)/decrease in inventories	333.8	(357.9)	(162.6)	(1,349.4)
Increase/(decrease) in trade and other payables	(1,793.4)	(1,308.6)	(5,885.4)	(4,373.3)
Cash generated from operations	3,807.7	3,845.2	5,457.2	6,731.2
Interest paid	(147.2)	(126.9)	(287.9)	(270.7)
Interest received	208.5	361.9	372.4	752.7
Dividends received	0.3	4.7	5.3	11.4
Income tax and social contributions paid	(453.7)	(726.7)	(2,707.6)	(3,148.2)
Cash flow from operating activities	3,415.7	3,358.1	2,839.4	4,076.3

Proceeds from sale of property, plant, equipment and intangible assets	34.4	54.7	58.3	91.0
Acquisition of property, plant, equipment and intangible assets	(1,295.7)	(1,028.1)	(2,448.7)	(2,044.0)
Acquisition of subsidiaries, net of cash acquired	-	3.8	-	3.6
Capital contributions to affiliates and subsidiaries	(1.9)	-	(8.4)	-
(Investments)/net proceeds of debt securities	44.8	(109.5)	99.7	(909.2)
Cash flow used in investing activities	(1,218.4)	(1,079.1)	(2,299.1)	(2,858.7)

Capital increase	-	-	14.5	17.5
Capital increase in non-controling	-	(1.3)	-	(1.3)
Proceeds/(repurchase) of shares	(20.2)	(291.1)	(25.1)	(367.3)
Acquisition of non-controlling interests	-	(2.9)	-	(1,717.0)
Proceeds from borrowings	(7.1)	20.4	38.4	433.2
Repayment of borrowings	(54.8)	(444.5)	(132.0)	(507.8)
Cash net finance costs other than interests	(1,211.3)	(547.7)	(1,938.6)	(1,093.8)
Payment of lease liabilities	(284.6)	(346.1)	(513.3)	(667.3)
Dividends and interest on shareholders’ equity paid	(128.6)	(86.0)	(166.8)	(97.6)
Cash flow from financing activities	(1,706.6)	(1,699.2)	(2,722.9)	(4,001.3)

Net increase/(decrease) in Cash and cash equivalents	490.8	579.8	(2,182.6)	(2,783.7)
Cash and cash equivalents less bank overdrafts at the beginning of the period	12,057.0	12,844.5	14,852.1	16,059.0
Effect of exchange rate fluctuations	(534.7)	730.1	(656.5)	879.1
Cash and cash equivalents less bank overdrafts at the end of the period	12,013.1	14,154.4	12,013.1	14,154.4

ambev.com.br	Press Release – August 1st, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer